Filed by Ambipar Emergency Response

Pursuant to Rule 425 of the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HPX Corp.

(SEC File No.: 001-39382)

Ambipar Emergency Response and HPX Corp. (NYSE American: HPX)
Announce Effectiveness of Registration Statement and
Extraordinary General Meeting Date for Proposed Business Combination

February 3, 2023 – Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“Ambipar Emergency Response”) and HPX Corp. (NYSE American: HPX), a special purpose acquisition company (“HPX”) announced that on February 3, 2023, the U.S. Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form F-4 (“Registration Statement”) of Ambipar Emergency Response in connection with the proposed business combination (the “Business Combination”) of HPX with Emergencia Participações S.A., a leading environmental, emergency response and industrial field service provider in Brazil (“Emergencia”), as a result of which HPX will merge with and into Ambipar Emergency Response, with Ambipar Emergency Response as the surviving entity, and Emergencia will become a wholly-owned subsidiary of Ambipar Emergency Response. The Registration Statement provides important information about Ambipar Emergency Response, HPX, Emergencia and the Business Combination.

Extraordinary General Meeting Details

HPX has established a record date of December 30, 2022 and a meeting date of February 28, 2023 for its extraordinary general meeting (the “Extraordinary General Meeting”) to vote on the Business Combination. Accordingly, HPX has filed its definitive proxy statement / prospectus relating to the Extraordinary General Meeting with the SEC on February 3, 2023, and has commenced mailing the definitive proxy statement / prospectus to its shareholders as of the record date. The Business Combination is expected to close shortly after the Extraordinary General Meeting, subject to shareholder approvals and satisfaction of other customary closing conditions. Upon closing, Ambipar Emergency Response is expected to list on the NYSE American LLC with its Class A Ordinary Shares trading under the ticker symbol, “AMBI”.

The Extraordinary General Meeting will be held physically at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at Avenida Brigadeiro Faria Lima, 3311, 7th Floor, 04538-133, São Paulo, São Paulo, Brazil, and virtually via live webcast at 09:00 am Eastern Time on February 28, 2023 and will be accessible by visiting https://www.cstproxy.com/hpxcorp/2023.

HPX shareholders are encouraged to attend the Extraordinary General Meeting virtually via live webcast. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the definitive proxy statement / prospectus.

The HPX board of directors recommends all shareholders vote “FOR” ALL PROPOSALS in advance of the Extraordinary General Meeting by telephone, via the Internet or by signing, dating and returning the proxy card upon receipt by following the easy instructions on the proxy card.

About Emergencia

Founded in 2008 as part of the Ambipar group, Emergencia is a leading environmental, emergency response and industrial field service provider in Brazil with presence in 16 countries in Latin America, North America, Europe, Africa and Antarctica and operating 217 service centers as of June 30, 2022. For more information, visit ambipar.com.

About HPX

HPX (NYSE American: HPX) is a special purpose acquisition company that, since its $253 million initial public offering on NYSE in July 2020, has sought to combine its business with a Brazil-based company in an industry which would benefit from long-term growth in the Brazilian economy, with an international expansion plan as part of its overall growth strategy and that could benefit from HPX’s management team’s experience in operating in global markets. HPX’s sponsor is HPX Capital Partners LLC, which is controlled by Bernardo Hees and Rodrigo Xavier, both co-chairmen of HPX’s board of directors, and Carlos Piani, HPX’s CEO and CFO. For more information, visit hpxcorp.com.

About Ambipar

Ambipar Participações e Empreendimentos S.A. (“Ambipar”) is a holding company founded in 1995 by Mr. Tercio Borlenghi Junior that operates in two business segments: response and environment. Ambipar became a publicly-traded company in 2020 by listing on the Brazilian stock exchange (B3: AMBP3).

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including with respect to the proposed Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. No assurance can be given that the Business Combination discussed above will be completed on the terms described, or at all. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Ambipar Emergency Response’s, Emergencia’s and HPX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Ambipar Emergency Response, Emergencia and HPX. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in HPX’s proxy statement / prospectus that forms a part of the Registration Statement on Form F-4 (Reg No. 333-268795), filed with the SEC on January 27, 2023, under the heading “Risk Factors,” and other documents HPX has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HPX, Ambipar Emergency Response nor Emergencia presently know or that HPX, Ambipar Emergency Response and Emergencia currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HPX’s, Ambipar Emergency Response’s and Emergencia’s expectations, plans or forecasts of future events and views as of the date of this press release. HPX, Ambipar Emergency Response and Emergencia anticipate that subsequent events and developments may cause HPX’s, Ambipar Emergency Response’s or Emergencia’s assessments to change. However, while HPX, Ambipar Emergency Response and Emergencia may elect to update these forward-looking statements at some point in the future, HPX, Ambipar Emergency Response and Emergencia specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HPX’s, Ambipar Emergency Response’s or Emergencia’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to the shareholders of HPX for their consideration.

Ambipar Emergency Response has filed a Registration Statement with the SEC which includes a preliminary proxy statement in connection with HPX’s solicitation for proxies for the vote by HPX’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as a preliminary prospectus with respect to Ambipar Emergency Response’s securities to be issued in connection with the proposed Business Combination. HPX and Ambipar Emergency Response also will file other documents regarding the proposed Business Combination with the SEC.

The Registration Statement has been declared effective by the SEC on February 3, 2023, and HPX will distribute a definitive proxy statement / prospectus and other relevant documents to HPX’s shareholders as of the record date established for voting on the proposed Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that HPX will send to its shareholders in connection with the Business Combination. HPX’s shareholders and other interested persons are advised to read the definitive proxy statement / prospectus, in connection with HPX’s solicitation of proxies for its Extraordinary General Meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because this document contains important information about HPX, Ambipar Emergency Response, Emergencia and the proposed Business Combination. Shareholders and investors may also obtain a copy of the definitive proxy statement / prospectus, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by HPX, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR ANY SECURITIES OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION PROVIDED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

HPX, Ambipar Emergency Response, Emergencia and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from HPX’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HPX’s shareholders in connection with the proposed Business Combination are set forth in HPX’s definitive proxy statement / prospectus which is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement / prospectus. Shareholders, potential investors and other interested persons should read the Registration Statement and the definitive proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a “solicitation” (as defined in Section 14 of the Securities Exchange Act of 1934, as amended); it does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact

Ambipar Emergency Response: ri@ambipar.com

HPX Corp: ir@hpxcorp.com